UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statemen
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
X Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

SuperBetter, LLC

Legal status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Illinois

Date of Organization:

November 4, 2014

Physical Address of Issuer:

535 Duane Street, Floor 1.5
Glen Ellyn, Illinois 60137

Website of Issuer:

https://superbetter.com

Current Number of Employees:

0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$87,517	$7,028
Cash & Cash Equivalents	$87,517	$7,028
Accounts Receivable	$0	$0
Short-term Debt	$767,628	$585,415
Long-term Debt	$201,777	$190,356
Revenues/Sales	$134,032	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Loss)	$(207,922)	$(219,781)

April 30, 2023

FORM C-AR

SuperBetter, LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by SuperBetter, LLC, an Illinois Limited Liability Company (the "Company") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section lS (d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2023

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-A R and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward- looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made by the Company in this Form C-AR, or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and in the Exhibit A hereto.

SuperBetter, LLC (the "Company") is an Illinois Limited Liability Company, formed on November 4, 2014.

The Company is located at 535 Duane Street, Floor 1.5, Glen Ellyn, IL 60137.

The Company's website is SuperBetter.com.

The information available on or through our website is not part of this Form C-AR.

The Business

SuperBetter is a digital education and mental wellbeing company.

The Company provides a mobile app and website that promotes mental health, resilience and life skills.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history, and accordingly, face the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by small businesses and early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events can have a significant effect on our business operations and revenue projections.

The impact of global crises could adversely affect the Company's operations and revenue.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, the inherent business risks associated with our Company and present and future market conditions. Future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon services or products in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate development of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key vendor could delay availability of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees.

We are dependent on our current and future board of managers, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of managers, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is subject to change. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations, such as consumer protection and employment practices laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business.

BUSINESS

Description of the Business

The Company is a digital education & mental wellbeing company.

The Company conducts business in Illinois and sells services through the internet and smartphones throughout the United States and internationally.

Business Plan

In 2022 the Company offered a free self-help app that empowers people to build skills, overcome obstacles and achieve goals. Published studies show that playing SuperBetter improves resilience and mental health.

To create sustainable & profitable revenue, the company plans to add new features in 2023 to make its digital platform a tool for educators, and others who teach, coach, counsel or support others – especially youth & young adults. The features will be available with a paid subscription, and organizations can purchase an annual site license. Individuals can also purchase a subscription to access premium features. The Company plans to promote the new features to existing SuperBetter account holders, and market to teachers, schools, colleges and employers.

The Company's Products and/or Services

Product / Service	Description	Current Market
SuperBetter App	SuperBetter empowers people to build skills, overcome obstacles and achieve their goals by using the psychology of game play in all of life.	Direct to consumer, including youth & young adults

Competition

The Company competes with other reputable digital mental health & wellbeing apps. These include meditation apps like Calm and Headspace, mental healthcare apps like Sanvello, Happify and MoodNotes and therapy apps like 7-Cups and Talkspace. With its gameful methodology the Company fills the gap for a solution to help youth and youth adults proactively develop skills to improve resilience and mental health.

Customer Base

The Company currently offers a free app on the app stores and website. People of all ages play SuperBetter, especially young adults. The U.S. is the largest market and people from around the world play SuperBetter. We plan to introduce new features that make SuperBetter a tool for anyone who teaches, coaches, trains or supports youth and young adults. Concurrently we plan to add a subscription revenue model.

Supply Chain

The Company's suppliers are Google Play and The App Store where the Company's app is available.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
4268962	SUPERBETTER	Standard Character Mark (Class 44)	May 12, 2011	January 1, 2013	United States
5450283	SUPERBETTER AT WORK	Standard Character Mark (Class 44)	August 12, 2016	April 17, 2018	United States
5386799	LIVE GAMEFULLY	Standard Character Mark	August 16, 2016	January 23, 2018	United States

		(Class 44)			
5166206	SB	Words, Letters, and/or Numbers in Stylized Form	August 16, 2016	March 21, 2017	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	**Positions and Offices Held at the Company**	**Principal Occupation and Employment Responsibilities for the Last Three (3) Years**	**Education**
Keith Wakeman	Chief Executive Officer, Manager and Co-Founder: 2014 to present	Chief Executive Officer, Manager and Co-Founder, SuperBetter, LLC (2014 to present). As CEO for SuperBetter, LLC, Keith serves as the company's general manager and leads all aspects of the business including strategy, product, marketing, finance and partnerships.	BS in Marketing from Illinois State University (1986); MBA with Marketing & Finance Concentrations from University of Illinois at Chicago (1989)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Illinois law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's membership interests consist of 850,000 units of Class A membership interests (the "**Class A Interests**") and 616,726 units of Class B membership interests (the "**Class B Interests**"). The Company has also issued 7,610,000 profits interests (the "**Profits Interests**").

On February 9, 2021, the Company adopted its 2021 Amended and Restated Equity Incentive Plan (the "**Plan**") which authorized up to 1,500,000 Class B Interests and 7,610,000 Profits Interests to be granted to employees or and consultants of the Company. As of the filing of this Form C, 454,875 Class B Interests and 7,610,000 Profits Interests have been granted pursuant to the Plan.

Outstanding Capital Interests

As of the date of this Form C, the Company's outstanding Capital Interests consists of:

Type	Class A Interests
Amount Outstanding	850,000
Voting Rights	1 vote Class A Interest
Anti-Dilution Rights	Class A Interests are granted pre-emptive rights with respect to equity securities or securities that are convertible into equity securities.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional interests at a later date.

Type	Class B Interests
Amount Outstanding	616,726
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional interests at a later date.

Type	Profits Interests
Amount Outstanding	7,610,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may award additional profits interests at a later date.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Options to purchase Class B Interests
Amount Outstanding	454,875
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may award additional options at a later date.

Type	Convertible Promissory Notes
Face Value	$132,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	Interest Rate: 6% Maturity Dates: June 30, 2016 and March 31, 2019* The maturity date for all notes has passed. As such, all amounts are callable at the demand of the holders. If on or before the Maturity Date the Company consummates a Qualified Financing, the outstanding principal balance of and accrued but unpaid interest on the Notes (the “Note Value”) shall automatically convert into that number and type of fully paid and non-assessable units or other equity interests issued in the Qualified Financing determined by dividing (i) the Note Value by (ii) eighty percent (80%) of the per unit or per share price paid by the purchasers of equity securities in the Qualified Financing, rounded down to the nearest whole unit, provided, however. that such conversion shall not result in the issuance of units or other equity interests at a pre-money enterprise valuation of the Company in excess of $4,000,000 on a fully diluted and as-if converted basis. In the event of a Corporate Transaction prior to payment of the Note in full on or before the Maturity Date or conversion of this Note pursuant to a Qualified Financing, the Note Value shall automatically convert into the Company's Class B Interest (the “Class B Units”) immediately prior to such Corporate Transaction, the number of which shall be determined by dividing (i) the Note Value by (ii) eighty percent (80%) of the per unit purchase price to be paid for the units of the Company by any person or entity pursuant to the Corporate Transaction, rounded down to the nearest whole unit, provided, however, that such conversion shall not result in the issuance of Class B Units at a pre-money enterprise valuation of the Company in excess of $4,000,000 on a fully diluted and as-if converted basis. The Company shall give the holder no less than ten days prior written notice of any proposed Corporate Transaction. Within ten days prior to the Maturity Date, the holder may provide the Company with written notice of its intent, in lieu of receiving payment in full of the Note Value, to convert one hundred percent of the Note Value into the number of Class B Units determined by dividing the Note Value by One Dollar ($1.00), rounded down to the nearest whole unit. “Corporate Transaction” means the consummation of the sale of all or substantially all of the Company's assets

	or the Company's merger with or into any other entity that results in the issuance of consideration consisting of cash and/or marketable securities to the Company's members. "Qualified Financing" means a financing or series of related financings, aggregating not less than $500,000 of new money to the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Convertible Promissory Notes may convert into units of the Company.

*The Company currently has 4 Convertible Promissory Notes outstanding. Convertible Promissory Notes in the aggregate principal amount of $110,000 mature on June 30, 2016. The remaining Convertible Promissory Note in the principal amount of $22,000 matures on March 31, 2019.

Type	Republic CrowdSAFE (Simple Agreement for Future Equity)
Amount Outstanding	$95,178
Voting Rights	No voting rights
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Each series of SAFEs will be proportionately diluted for each other series of SAFEs, an all SAFEs will be proportionately diluted in the event an equity financing triggers the conversion of this SAFE.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Promissory Note
Creditor	Keith Wakeman
Amount Outstanding	$25,000 principal
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	October 28, 2019

Type	Promissory Note
Creditor	Keith Wakeman
Amount Outstanding	$15,000 principal
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	December 30, 2020

Type	Promissory Note
Creditor	Keith Wakeman
Amount Outstanding	$15,000 principal
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	August 26, 2020

Type	Promissory Note
Creditor	Keith Wakeman
Amount Outstanding	$15,000 principal
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	July 1, 2021

Type	Promissory Note
Creditor	Keith Wakeman
Amount Outstanding	$10,000 principal
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	November 19, 2021

Type	Promissory Note
Creditor	Keith Wakeman
Amount Outstanding	$10,000 principal
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	April 19, 2021

Type	Accrued Compensation Payable
Creditor	Keith Wakeman
Amount Outstanding	$675,000
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	April 1, 2019

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	$95,178	1	Product Development, Marketing	December 21, 2022	Rule 506(b)
Options to Purchase Class B Interests	N/A	54,875	N/A	June 4, 2021	Rule 701
Profits Interests	N/A	7,610,000	N/A	February 10, 2021	Rule 701

See the section titled "*Outstanding Capital Interests*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Keith Wakeman	850,000 Class A Interests	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of December 31, 2022, the Company had an aggregate of $85,517 in cash and cash equivalents.

Liquidity and Capital Resources

On December 21, 2022 the Company conducted an offering pursuant to Regulation CF and raised $95,178.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and other Information

None

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred to any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. “Member of the family” as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive restrictions. Although individuals may legally be able to transfer the Securities, they may not be able to find another party willing to purchase them.

In addition, to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company’s competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: During the years ended December 31, 2021 and 2020, the Company received advances from a member, Keith Wakeman, for $35,000 and $30,000 respectively. As of December 31, 2022, $90,000 was outstanding. The advances are non-interest bearing, unsecured and due on demand.

ADDITIONAL INFORMATION

The company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issue also certifies that the attached financial statements are true and complete in all material respects.

(Signature)

Keith Wakeman
(Name)

CEO, Manager and Co-Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

Keith Wakeman
(Name)

CEO, Manager and Co-Founder
(Title)

4/25/2023
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

STATEMENTS OF OPERATIONS

	Year Ended December 31		
	2022	**2021**	**2020**
Net revenue	$ 130,000	$ -	$ -
Operating expenses:			
General and administrative	246,927	210,506	224,966
Research and development	83,606	16,029	16,196
Total operating expenses	330,533	210,506	224,966
Loss from operations	(200,533)	(210,506)	(224,966)
Other income (expense), net			
Other income	4,032	1,500	27,800
Interest expense	(11,421)	(10,775)	(10,165)
Total other income, net	(7,389)	(9,275)	17,635
Net loss	(207,922)	(219,781)	(207,331)

BALANCE SHEETS

	Year Ended December 31		
	2022	2021	2020
ASSETS			
Current assets:			
Cash and cash equivalents	87,517	7,028	18,167
Total assets	87,517	7,028	18,167
LIABILITIES AND MEMBERS' DEFICIT			
Current liabilities:			
Accounts payable	$ 2,628	$ 415	$ 1,519
Accrued compensation, related party	675,000	495,000	315,000
Due from related party	90,000	90,000	55,000
Total current liabilities	767,628	585,415	371,519
Convertible note payable	201,777	190,356	179,581
Total liabilities	969,405	775,771	551,100
Members' deficit	(881,888)	(768,743)	(532,933)
Total members' deficit	(881,888)	(768,743)	(532,933)
Total liabilities and members' deficit	$ 87,517	$ 7,028	$ 18,167

STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Net loss	$(207,922)	$ (219,781)	$(207,331)
Adjustments to reconcile net loss to net cash used in operating activities:			
Interest expense on convertible notes	11,421	10,775	10,165
Changes in operating assets and liabilities:			
Accounts payable	2,628	(1,104)	1,138
Accrued compensation, related party	180,000	180,000	180,000
Net cash used in operating activities	(13,873)	(30,110)	(16,028)
Cash flows from financing activities:			
Related party advances	0	35,000	30,000
CrowdSAFE	95,187	0	0
Distributions	(28,571)	(16,029)	(16,196)
Net cash provided by financing activities	66,616	18,971	13,804
Net change in cash and cash equivalents	80,489	(11,139)	(2,224)
Cash and cash equivalents at beginning of year	7,028	18,167	20,391
Cash and cash equivalents at end of year	87,517	7,028	18,167